Filed Pursuant to Rule 424(b)(3)

Registration No. 333-223336

PROSPECTUS SUPPLEMENT No. 1 dated November 2, 2020

To Prospectus Supplement dated August 3, 2018

(To Prospectus dated March 1, 2018)

IMPORTANT NOTICE REGARDING

PNM RESOURCES, INC.

DIRECT PLAN

(a stock purchase and dividend reinvestment plan)

Dear Valued Investor:

As previously announced, on October 20, 2020, PNM Resources, Inc., a New Mexico corporation (“PNM Resources”), Avangrid, Inc., a New York corporation (“AVANGRID”), and NM Green Holdings, Inc., a New Mexico corporation and wholly-owned subsidiary of AVANGRID (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into PNM Resources (the “Merger”), with PNM Resources surviving the Merger as a direct wholly-owned subsidiary of AVANGRID.

Pursuant to the Merger Agreement, each issued and outstanding share of the common stock of PNM Resources (“PNM Resources common stock”) (other than certain shares held by parties to the Merger Agreement or their wholly-owned subsidiaries or certain Dissenting Shares (as defined in the Merger Agreement)) will, at the effective time of the Merger, be converted into the right to receive $50.30 in cash (the “Merger Consideration”). Following the Merger, PNM Resources common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, and PNM Resources will no longer be required to file periodic reports with the Securities and Exchange Commission in respect of PNM Resources common stock. Completion of the Merger is subject to the satisfaction or waiver of certain customary closing conditions and approvals.

As required by the Merger Agreement, PNM Resources has amended the PNM Resources, Inc. Direct Plan (the “Plan” or “PNM Resources Direct”) to terminate the right to purchase shares under the Plan with respect to any cash dividends and first-time or optional cash investments that are not received by noon Eastern Time on November 17, 2020. No purchases of shares of PNM Resources common stock under the Plan will occur after November 18, 2020.

This prospectus supplement (“Supplement”) is dated November 2, 2020 and updates the Prospectus Supplement dated August 3, 2018 to the Prospectus dated March 1, 2018. This Supplement updates certain information in the Prospectus Supplement dated August 3, 2018 to reflect the termination of the right to purchase shares of PNM Resources common stock under the Plan effective November 17, 2020.

Cash Dividend Reinvestment

The Plan Administrator is Computershare Trust Company, N.A. For Plan participants enrolled in the dividend reinvestment portion of the Plan, the Plan Administrator will purchase shares of PNM Resources common stock with the cash dividends received by noon Eastern Time on November 17, 2020 pursuant to the terms of the Plan. Accordingly, the cash dividend payable on November 13, 2020 to holders of PNM Resources common stock of record on November 2, 2020 will be reinvested to purchase shares of PNM Resources common stock pursuant to the terms of the Plan. After November 17, 2020, existing shareholders will not be permitted to have subsequent cash dividends reinvested in additional shares of PNM Resources common stock under the Plan. Instead, any subsequent cash dividends paid on shares of PNM Resources common stock held on the applicable record date will be paid to Plan participants in cash, irrespective of a prior election to have such cash dividends automatically reinvested. Plan participants will receive a check for any subsequent cash dividends unless they have elected under the Plan to have such cash dividends deposited directly into a bank account.

Pursuant to the terms of the Plan, any funds related to the cash dividend payable on November 13, 2020 that are not used to purchase shares of PNM Resources common stock or to pay requisite expenses, if any, by November 18, 2020 will be returned to you as soon as administratively practicable.

First-Time and Optional Cash Investment

Existing shareholders and interested first-time investors also will not be permitted to purchase PNM Resources common stock through first-time or optional cash investments under the Plan that are received after noon Eastern Time on November 17, 2020. For Plan participants who have elected to purchase PNM Resources common stock under the Plan through automatic monthly withdrawals of funds from a bank account, the last scheduled withdrawal occurred on October 26, 2020 and no further withdrawals will be debited after such date. Funds submitted by check or online through Investor Center for first-time or optional cash investments must be received by the Plan Administrator by noon Eastern Time on November 17, 2020.

Pursuant to the terms of the Plan, funds received by the Plan Administrator that are not used to purchase shares of PNM Resources common stock or to pay requisite expenses, if any, by November 18, 2020 will be returned to you as soon as administratively practicable.

Operation of the Plan Subsequent to November 17, 2020

The termination of the right to purchase shares under the Plan effective November 17, 2020 does not affect shares of PNM Resources common stock acquired under the Plan prior to November 17, 2020, nor does it restrict your ability to access your Plan account or sell common stock held in that account pursuant to the terms of the Plan.

Effective upon completion of the Merger and as required by the Merger Agreement, PNM Resources expects to terminate the Plan and expects that each share of PNM Resources common stock credited to the account of a Plan participant in book-entry form will be converted, in accordance with the procedures set forth in the Merger Agreement, into the right to receive the Merger Consideration (with any Dissenting Shares (as defined in the Merger Agreement) to be treated in accordance with the terms of the Merger Agreement), to be distributed to each Participant as soon as administratively practicable after completion of the Merger. PNM Resources expects to provide further information regarding the effect of termination on accounts under the Plan.

PNM Resources reserves the right to suspend, modify or terminate the Plan at any time. PNM Resources, together with the Plan Administrator, also reserves the right to change any administrative procedures of the Plan.

For further information, please contact the Plan Administrator as directed below. Representatives are available Monday through Friday from 8:00 a.m. to 8:00 p.m. Eastern Time.

Call Computershare Trust Company, N.A.:	1-877-663-7775
Online over the Internet at:	www.computershare.com/investor
International Telephone Inquiries:	1-201-680-6578
For the Hearing Impaired (TDD):	1-800-231-5469

You may write the Plan Administrator at the following address:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233-5000

Please include your daytime telephone number, your account number and a reference to PNM Resources, Inc. on all correspondence.

Additional Information about the Proposed Transaction and Where to Find It

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed business combination transaction between PNM Resources and AVANGRID. The proposed business combination transaction between PNM Resources and AVANGRID will be submitted to the shareholders of PNM Resources for their consideration. PNM Resources will file a proxy statement and other documents with the Securities and Exchange Commission (the “SEC”) regarding the proposed business combination transaction. This document is not a substitute for the proxy statement or any other document which PNM Resources may file with the SEC and send to PNM Resources’ shareholders in connection with the proposed business combination transaction. INVESTORS AND SECURITY HOLDERS OF PNM RESOURCES ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNM RESOURCES AND THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from PNM Resources’ website (https://www.pnmresources.com/) under the tab “Investor” and then under the heading “SEC Filings.”

Participants in the Solicitation

AVANGRID, PNM Resources, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about PNM Resources’ directors and executive officers is set forth in its definitive proxy statement for its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2020, and its Form 10-K filed with the SEC on March 2, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement and other relevant materials PNM Resources intends to file with the SEC.

FORWARD-LOOKING STATEMENTS

Statements made in this prospectus supplement that relate to future events or expectations, projections, estimates, intentions, goals, targets, and strategies are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the potential transaction between PNM Resources and AVANGRID, including any statements regarding the expected timetable for completing the potential merger, the ability to complete the potential merger, the expected benefits of the potential merger, projected financial information, future opportunities, and any other statements regarding PNM Resources’ and AVANGRID’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates. Neither AVANGRID nor PNM Resources assumes any obligation to update this information. Because actual results may differ materially from those expressed or implied by these forward-looking statements, AVANGRID and PNM Resources caution readers not to place undue reliance on these statements. AVANGRID’s and PNM Resources’ business, financial condition, cash flow, and operating results are influenced by many factors, which are often beyond its control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. For a discussion of risk factors and other important factors affecting forward-looking statements, please see PNM Resources’ Form 10-K and Form 10-Q filings and the information filed on PNM Resources’ Forms 8-K with the SEC, which factors are specifically incorporated by reference herein and the risks and uncertainties related to the proposed merger with AVANGRID, including, but not limited to: the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the failure by AVANGRID to obtain the necessary financing arrangement set forth in commitment letter received in connection with the merger, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that PNM Resources’ shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PNM Resources to retain and hire key personnel and maintain relationships with its customers and suppliers, and on its operating results and businesses generally. Other unpredictable or unknown factors not discussed in this prospectus supplement could also have material adverse effects on forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.